UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
   - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Chilling Inc

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   July 22, 2020

Physical Address of Issuer:

150 Preston Executive Drive, Suite 210-A, Cary, NC 27519

Website of Issuer:

https://www.thechillingapp.com

Current Number of Employees:

0

	Prior fiscal year-end (2021)	**Most recent fiscal year-end (2022)**
Total Assets	$39,570	$133,006.29
Cash & Cash Equivalents	$18,763	$52,694.32
Accounts Receivable	$20,807	$80,311.97
Short-term Debt	$18,861	$143,695.62
Long-term Debt	$22,532	$0
Revenues/Sales	$103,034	$443,635.21
Cost of Goods Sold	$49,447*	$185,510.00
Taxes Paid	$0	$587.50
Net Income	($15,310)	($99,908.49)

*Cost of Revenue

April 28, 2023

Chilling Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Chilling Inc, a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.nanno.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/28/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

Chilling Inc

Chilling Inc is a single platform streaming service. The Company was originally formed as a Delaware limited liability company, Chilling LLC, on July 22, 2020 and converted into a Delaware corporation on July 9, 2021.

The Company is located at 150 Preston Executive Drive, Suite 210-A, Cary, NC 27519

The Company's website is https://www.thechillingapp.com

The Company conducts business in Delaware and North Carolina and sells products and services through the internet throughout the United States.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. We may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

Chilling Inc is a single platform streaming service. The Company was originally formed as a Delaware limited liability company, Chilling LLC, on July 22, 2020 and converted into a Delaware corporation on July 9, 2021.

The Company conducts business in Delaware and North Carolina and sells products and services through the internet throughout the United States.

Business Plan

The Company's mission is to connect creators, artists, and audiences like never before. The Company's vision is to create and develop a platform for horror movie enthusiasts and artists to showcase their talent and help them to grow.

The Company's long-term goal is to become the primary home of all things horror. Creating a robust and thriving community of content creators and enthusiasts whose interactions creates a constant feedback loop in the creative process. The Company's near-term goals are as follows: In addition to the current audio content, the Company is looking to add video functionality that will include licensed content, independent films, and original movies and shows. As part of this, the Company is also creating a community where viewers can interact with each other and their favorite creators; Thus establishing an instant feedback loop between view and creator that does not exist in entertainment today. Beyond horror, the Company will adapt this model to other niche genres (Fantasy, Sci-Fi, Action, etc.). The Company currently operates a subscription model and will be adding a "freemium" option with limited features and is supported by ads. Funds raised will be used to complete version two for the platform and invest in the production of content.

The Company's Products and/or Services

Product / Service	Description	Current Market
Chilling Subscription	Monthly subscription to streaming content.	Direct to Consumer. All horror fans age 18+

Competition

The Company's key competitors include other horror-specific platforms - primarily Shudder and Screambox. The Company also faces competition from other streaming platforms such as Netflix, Hulu, Audible, and Spotify. The Company's unique competitive advantage is that it not only offers both video and audio content, but the community is able to interact with content and creators with unprecedented transparency.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

12,000+ Paid Monthly Subscribers; 150,000 User Accounts

Supply Chain

The Company's main suppliers consist of Amazon Web Services, Apple App Store, and Google Play Store.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90086206	Chilling	Service Mark	July 31, 2020	March 15, 2022	United States
97763556	SCREAM HOUSE TOURS	Standard Character Mark	January 22, 2023	Pending	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dane Petrali	Co-Founder, Director and President	July 2020 – July 2021: President of Chilling LLC Dane's employment responsibilities included management of user community, content, talent management and all other duties as assigned. July 2021 – Present: Co-Founder, Director and President of Chilling Inc Dane's employment responsibilities include management of user community, content, talent management and all other duties as assigned. September 2016 – Present: YouTube Video Creator.	AS, Occupational Safety and Health - Columbia Southern University - 2020

Christopher Graham	Co-Founder, Director, Chief Executive Officer, Secretary and Treasurer	July 2020 – July 2021: CEO, Secretary and Treasurer of Chilling LLC Christopher's core employment responsibilities included setting and executing the organization's strategy, allocating capital, and building and overseeing the executive team. July 2021 – Present: Co-Founder, Chief Executive Officer, Director, Secretary and Treasurer of Chilling Inc Christopher's core employment responsibilities include setting and executing the organization's strategy, allocating capital, and building and overseeing the executive team. April 2022 – Present: Account Executive at Mattermost, Inc. Christopher's employment responsibilities include sales, go to market, customer support and service. June 2019 – April 2022: Strategic Account Leader at Gitlab, Inc. Christopher's employment responsibilities included sales, go to market, customer support and service.	BA, Political Science and Philosophy – Belmont Abbey College - 2010 MBA, East Carolina University - In Progress

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock of which 8,000,000 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**").

In July 2021, the Company adopted a 2021 Stock Option and Grant Plan (the "**Plan**") which permits the grant or option of shares to its future employees for up to 1,000,000 shares of Common Stock. As noted below, from these 1,000,000 shares of Common Stock, the Company has awarded an option to purchase 300,000 shares of Common Stock.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	96.39%

Outstanding Options, SAFEs, Convertible Notes, Warrants

Type	Options to Purchase Common Stock*
Amount Outstanding	300,000
Par Value Per Share	$0.0001
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The holder may exercise the options. The Company's board of directors may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	3.61%

*These Options were granted pursuant to the Plan. 700,000 shares now remain under the Plan for issuance.

Type	Right to Purchase Capital Stock
Amount Outstanding	100,000
Par Value Per Share	To be determined when the next class of capital stock is authorized.
Voting Rights	To be determined when the next class of capital stock is authorized.
Anti-Dilution Rights	To be determined when the next class of capital stock is authorized.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of capital stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	1.1%

Type	Crowd SAFE
Face Value	$289,450
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	If an Equity Financing occurs ("First Equity Financing"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price. "First Equity Financing Price" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price. "SAFE Price" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security to capital stock of the company will affect the overall capital stock issuable upon conversion of other outstanding convertible instruments.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the filing of this Form C-AR if convertible securities).	2.81%*

*Assuming conversion at a valuation of $10,000,000.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Credit Card
Creditor	Citi Bank
Amount Outstanding	$15,186.27
Interest Rate and Amortization Schedule	17.49% APR
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	2020

Type	Credit Card
Creditor	Elan
Amount Outstanding	$9,668.39
Interest Rate and Amortization Schedule	18.74%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	2020

Type	Credit Card
Creditor	Chase
Amount Outstanding	$2,795.58
Interest Rate and Amortization Schedule	23.99%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	2021

Type	Promissory Note
Creditor	Christopher Graham
Amount Outstanding	$87,810.95
Interest Rate and Amortization Schedule	6.99% per annum for 36 months
Description of Collateral	N/A
Other Material Terms	No monthly payment, the full amount is due on date of maturity
Maturity Date	October 31st, 2025
Date Entered Into	October 22nd, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Dane Petrali	Common Stock	55%
Christopher Graham	Common Stock	45%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of March 31, 2023 the Company had an aggregate of $84,904.80 in cash and cash equivalents, leaving the Company with approximately 24 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential

Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$800	8,000,000	Working Capital	July 12, 2021	Section 4(a)(2)
Option to Purchase Common Stock	Issued in exchange for services at a price of $0.001 per share payable upon exercise.	300,000	Working Capital	August 3, 2022	Section 4(a)(2)
Right to Purchase Capital Stock	80% of the Fair Market Value of Capital Stock which shall be determined at the next equity financing or 409A valuation	100,000	Working Capital	August 3, 2022	Section 4(a)(2)
Crowd SAFE	$289,450	N/A	Working Capital	March 1, 2023	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On November 5th, 2021, the Company signed a Stockholder Loan Agreement to be issued by Christopher Graham in the amount of $60,000. The loan bears interest of 7.91% per annum for 36 months, with a maturity date of November 5th, 2024. The monthly payment was $1,877.69.
- On October 21, 2022, the Stockholder Loan Agreement was consolidated into a Promissory Note to be issued by Christopher Graham in the amount of 100,000. The loan bears interest of 6.99% per annum, with a maturity date of October 31, 2025.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Dane Petrali
F67718DC9112434...

(Signature)

Dane Petrali

(Name)

Director and President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Dane Petrali
F67718DC9112434...

(Signature)

Dane Petrali

(Name)

Director and President

(Title)

4/28/23

(Date)

DocuSigned by:
Christopher Graham
067FB8289E224B3...

(Signature)

Christopher Graham

(Name)

Director, CEO, Secretary and Treasurer

(Title)

4/28/23

(Date)

EXHIBIT A

Financial Statements



I, Christopher Graham, Chief Executive Officer of Chilling Inc certify that the financial statements of Chilling Inc included in this Form are true and complete in all material respects.

DocuSigned by:

Christopher Graham

067FB8289E224B3...

Christopher Graham
CEO of Chilling Inc

CHILLING, INC

**FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

DECEMBER 31, 2021

CHILLING, INC

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2021

TABLE OF CONTENTS

Page

MB&F
Mayne, Blumstein & Fingold CPAs LLP

Robert W. Mayne, CPA	Wade H. Blumstein, CPA
Dennis P. Fingold, CPA	Lisa M. Capparelli, CPA

To Management
Chilling, Inc
Raleigh, NC

We have reviewed the accompanying financial statements of Chilling, Inc (a C corporation), which comprise the balance sheet as of December 31, 2021, and the related statement of income and stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Chilling, Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 6, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 6. Our conclusion is not modified with respect to this matter.

Mayne, Blumstein & Fingold CPAs LLP

Mayne, Blumstein & Fingold CPAs LLP
Merrick, New York

June 21, 2022

Chilling, Inc
Balance Sheet
December 31, 2021

	2021
Current Assets:	
Cash and cash equivalents	$ 18,763
Accounts Receivable	20,807
Total Current Assets	39,570
Total Assets	39,570
Current Liabilities:	
Credit Card Payable	3,722
Stockholder's Loan-S/T	15,139
Total current liabilities	18,861
Long Term Liabilities:	
Stockholder's Loan-L/T	22,532
Total long term liabilities	22,532
Total Liabilities	41,393
Stockholder's Equity:	
Common Stock	1,000
Additional Paid in Capital	12,487
Accumulated (Deficit)	(15,310)
Total Stockholder's Equity	(1,823)
Total Liabilities & Equity	$ 39,570

See independent accountant's review report and accompanying notes to financial statements.

Chilling, Inc

Statement of Income / (Loss)

For the Year Ended December 31, 2021

		2021
Gross Revenues	$	103,034
Cost of Revenues		49,447
Gross Profit		53,587
Operating Expenses:		
Sales and Marketing		24,172
General and Administrative		44,725
Total Operating Expenses		68,897
Net Operating (Loss)		(15,310)
Net (Loss)	$	(15,310)

See independent accountant's review report and accompanying notes to financial statements.

Chilling, Inc
Statement of Cash Flows
For the Year Ending December 31, 2021

	2021
Cash Flows from Operating Activities:	
Net (Loss)	$ (15,310)
Adjustments to reconcile net income (loss) to net cash provided (used) by	
Increase in Accounts Receivable	(20,807)
Increase in Credit Card Payable	3,722
Increase in Stockholder Loan-S/T	15,139
Net Cash (Used) by Operating Activities	(17,256)
Financing Activities	
Issuance of Common Stock	1,000
Additional Paid in Capital	12,487
Issuance of Stockholder Loan-L/T	22,532
Net Cash Provided by Financing Activities	36,019
Net Increase In Cash and Cash Equivalents	18,763
Cash and Cash Equivalents, Beginning of Year	-
Cash and Cash Equivalents, End of Year	$ 18,763

Supplemental disclosures:
Interest paid: $505

See independent accountant's review report and accompanying notes to financial statements.

Chilling, Inc
Statement of Stockholder's Equity
For the Year Ended December 31, 2021

	Total Stockholder's Equity
Balance as of July 7, 2021	$ -
Common Stock	1,000
Additional Paid in Capital	12,487
Net Loss	(15,310)
Balance as of December 31, 2021	$ (1,823)

See independent accountant's review report and accompanying notes to financial statements.

Chilling, Inc

Notes to the Financial Statements for the
Year Ended December 31, 2021

NOTE 1 – NATURE OF OPERATIONS

Chilling, Inc. (which may be referred to as "the Company", "we," "us," or "our") was registered in Delaware on July 7, 2021. The Company is a direct-to-consumer, business-to-business, and wholesale global operation that produces houseware goods designed for optimal portability and sustainability. The Company's headquarters are in Raleigh, NC. The Company began operations in 2021.

Since inception, the Company has relied on contributions from Stockholders to fund its operations. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue-producing activities. If the Company cannot secure additional short-term capital, operations will be able to continue, but the capacity to scale will be limited. These financial statements and related notes do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021, the Company had $18,763 of cash on hand.

Receivables and Credit Policy

The company deals with one major business segment. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, the Company had $20,807 in accounts receivable.

Inventory

The Company maintains no physical inventories.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The company has no fixed assets on its books since inception and therefore, has had no depreciation expense.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31st, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The company's sales are derived from the sale of services with revenue being recognized when persuasive evidence of an arrangement existed, the sale had occurred, the sales price was fixed or determinable and collectability was reasonably assured. In evaluating the if the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606") the company felt it was already recognizing revenue when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling. For the year ending December 31st, 202, the Company recognized $103,034 in revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $24,172 for the year ended December 31, 2021.

Recent Accounting Pronouncements

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line

method based on useful lives of the assets. There was $0 depreciation expense for the year ended December 31st, 2021.

NOTE 4 – INCOME TAXES

The Company for tax purposes is treated as a C Corporation. The 2021 tax return has been completed as of April 13, 2022.

NOTE 5 - COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 8 – RELATED PARTY DISCLOSURES

Disclosure provisions of ASC-850 are intended to enable users of financial statements to evaluate the nature and financial effects of related party relationship and transactions. From time to time the Company takes advances from Stockholders. As of December 31st, 2021, the company has not received any advances.

NOTE 9 – STOCKHOLDER LOAN

On November 5th, 2021, the Company signed a Stockholder Loan Agreement to be issued by Christopher Graham in the amount of $60,000. The loan bears interest of 7.91% per annum for 36 months, with a maturity date of November 5th, 2024. The monthly payment is $1,877.69. As of December 31st, 2021, $45,000 has been issued to the Company.

NOTE 10 – EQUITY

The Company authorized 10,000,000 shares of common stock at $0.0001 par value, of which 8,000,000 shares have been issued.

NOTE 11 – EQUITY-BASED COMPENSATION

In July 2021, the Company adopted a 2021 Stock Option and Grant Plan ("2019 Plan") which permits the grant or option of shares to its future employees for up to 1,000,000 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants. It will also encourage and reward such person's contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. The fair market value of the stock options is estimated using the Black-Scholes-Merton method. Stock awards generally vest over four years.

NOTE 12 – SUBSEQUENT EVENTS

Effective as of May 18, 2022, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, a Delaware limited liability company. Chilling, Inc together with Republic, pursuant to which Chilling, Inc will prepare and launch a Regulation Crowdfunding securities-offering facilitated by Republic on a website owned by OpenDeal Inc, and hosted by Republic Core LLC (collectively, the "Portal"). Chilling, Inc seeks to complete an offering of the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF), of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,070,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum by the offering deadline. The offering is still ongoing as of June 21, 2022, the date the financial statements were available to be issued.

Management's Evaluation

Management has evaluated subsequent events through June 21, 2022, the date financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Chilling Inc.

Financial Statement for the year 2022

Balance Sheet

Chilling, Inc

As of 2022-12-31

ACCOUNTS	Dec 31, 2022
Assets	
Cash and Bank	
Business Checking (801)	$52,694.32
Total Cash and Bank	**$52,694.32**
Other Current Assets	
Accounts Receivable	$80,311.97
Total Other Current Assets	**$80,311.97**
Long-term Assets	
Total Long-term Assets	**$0.00**
Total Assets	**$133,006.29**
Liabilities	
Current Liabilities	
1658 (Same as *5767)	$13,498.02
5767	$10,105.03
Chase Credit Card (4814)	$2,906.60
CHRISTOPHE R GRAHAM -61000	$5,949.52
Citi Credit Card (6522)	$19,927.56
Payroll Liabilities	$3,497.94
Shareholder Loan (SOFI)	$87,810.95
Total Current Liabilities	**$143,695.62**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$143,695.62**
Equity	
Owner Drawings / Investment	$42,095.17
Third party Investors - Republic	$75,794.99
Retained Earnings	
Profit for all prior years	-$15,309.60
Profit between Jan 1, 2022 and Dec 31, 2022	-$99,908.49
Temporary Opening Balance	-$13,361.40
Total Retained Earnings	**-$128,579.49**
Total Equity	**-$10,689.33**

Profit and Loss

Chilling, Inc

Date Range: 2022-01-01 to 2022-12-31

ACCOUNTS	Jan 01, 2022 to Dec 31, 2022
Income	
Apple Revenue	$212,239.94
Google Revenue	$231,316.92
Sales	$78.35
Total Income	**$443,635.21**
Cost of Goods Sold	
Stock Photos	$2,740.00
Subcontracted Services – Author / Writer	$21,281.78
Subcontracted Services – Narration	$161,488.22
Total Cost of Goods Sold	**$185,510.00**
Gross Profit	**$258,125.21**
Operating Expenses	
Accounting Fees	$2,748.00
Advertising & Promotion	$76,927.22
Bank Service Charges	$379.00
Computer – Hardware	$64.34
Computer – Hosting	$5,536.22
Computer – Software	$10,064.82
Contract - Terror Films	$5,000.00
Freelance – Upwork	$11,835.50
Insurance - Liability	$1,120.13
Interest Expense	$579.60
Merchant Account Fees	$28,869.21
Office Supplies	$1,287.59
Payroll Employer Taxes	$587.50
Payroll Gross Pay	$5,000.00
Professional Fees	$4,951.90
Rent Expense	$2,248.66
Shipping Fees	$681.30
Subcontracted Services - Composer/Audi Engineering	$750.00
Subcontracted Services – Graphic Design	$2,041.04
Subcontracted Services – Software Development	$197,550.12
Travel Expense	-$188.45
Total Operating Expenses	**$358,033.70**
Net Profit	**-$99,908.49**

Cash Flow
Chilling, Inc
Date Range: 2022-01-01 to 2022-12-31

CASH INFLOW AND OUTFLOW	Jan 01, 2022 to Dec 31, 2022
Operating Activities	
Sales	
Accounts Receivable	$355,311.40
Sales	$78.35
Total Sales	**$355,389.75**
Purchases	
Payments to 5767	-$6,038.98
Payments to Chase Credit Card (4814)	-$4,696.49
Payments to CHRISTOPHE R GRAHAM -61000	-$4,989.97
Payments to Citi Credit Card (6522)	-$200,226.33
Advertising & Promotion	-$3,042.98
Bank Service Charges	-$280.00
Contract - Terror Films	-$5,000.00
Professional Fees	-$2,905.00
Rent Expense	-$1,431.00
Shipping Fees	-$300.00
Subcontracted Services – Software Development	-$197,550.12
Travel Expense	$360.00
Subcontracted Services – Author / Writer	-$205.00
Subcontracted Services – Narration	-$34,818.96
Merchant Account Fees	-$12.00
Total Purchases	**-$461,136.83**
Inventory	
Payroll	
Payroll Liabilities paid	-$2,089.56
Total Payroll	**-$2,089.56**
Sales Taxes	
Other	
Net Cash from Operating Activities	**-$107,836.64**
Investing Activities	
Property, Plant, Equipment	
Other	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Loans and Lines of Credit	

Owners and Shareholders	
Proceeds from Shareholder Loan (SOFI)	$71,402.19
Received from Owner Drawings / Investment	$22,035.00
Received from Third party Investors - Republic	$75,794.99
Payments to Shareholder Loan (SOFI)	-$25,429.40
Paid to Owner Drawings / Investment	-$2,035.00
Total Owners and Shareholders	**$141,767.78**
Other	
Net Cash from Financing Activities	**$141,767.78**
OVERVIEW	
Starting Balance	
Business Checking (801)	$18,763.18
Total Starting Balance	$18,763.18
Gross Cash Inflow	**$529,913.98**
Gross Cash Outflow	**$495,982.84**
Net Cash Change	**$33,931.14**
Ending Balance	
Business Checking (801)	$52,694.32
Total Ending Balance	**$52,694.32**

Chilling, Inc
Statement of Stockholder's Equity for the year ending December 31, 2022

	Common Stock	Retained Earning	Total Stockholder's equity
Balance as on January 1,2022	$26,848.28	($28,671.00)	($1,822.72)
Issuance Of Common Stock	$91,041.88		$91,041.88
Net Income for 2022		($99,908.49)	($99,908.49)
Balance as on December 31,2022	117890.16	($128,579.49)	($10,689.33)

Chilling, Inc

Notes to the Financial Statements

1) **Reporting entity**
   Chilling is a stream platform on iOS and Android.

2) **Basis of Accounting**
   The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

3) **Use of Estimates**
   The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

4) **Legal matter contingencies**
   The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company.

5) **Subsequent Events**
   Management has considered subsequent events. There were no subsequent events that required recognition or disclosure.